LAURAL RESOURCES, INC.

1223 Burrowhill Lane
Mississauga, Ontario, Canada, L5H 4M7

(Tel:  1-905-274-5231: Cel: 1-905-483-0605)

December 31, 2009

BY FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:              Mr. Mark C. Shannon
Branch Chief

Dear Mr. Shannon:

Re:          Laural Resources, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2009
Filed August 7, 2009
Form 10-Q for the Fiscal Year Ended August 31, 2009
Filed October 7, 2009
File No. 0-52762

In response to your letter dated December 11, 2009 addressed to Mr. Robert Mackay of our Company, I have the following responses.

Form 10-K for the Fiscal Year Ended May 31, 2009

Disclosure Controls and Procedures, page 19.

I have revised the section to provide disclosure regarding our disclosure controls and procedures and our related effectiveness conclusions required by Item 307 of Regulation S-K.  I am attaching a red line copy of the amended Form 10-K for your review and comments.  The amended Form 10-K will be filed via Edgar once your office has no further comments.

In addition, I am providing the require management report entitled “Internal Control over Financial Reporting” on our assessment of internal control over financial reporting per Item 308 of Regulation S-K.

Form 10-K for Fiscal Quarter Ended August 31, 2009

Controls and Procedures, page 16

A review of our previous filing indicates we were incorrect in stating our procedures were effective since during the quarter under consideration no changes were made to our internal control to rectify the previous inefficiencies.  Therefore, the previous disclosure has been amended to reflect this fact as can be determined from the attached red lined Form 10-QA.  As mentioned above, this will be filed through Edgar once your office has no further comments.

I wish to note that there have been no changes in our internal control over financial reporting during the quarter ended August 31, 2009 and the current one being review by our auditor for the quarter ended November 30, 2009.

Please advise me if you have further comments to assist us in our compliance with the applicable disclosure requirements and to enhance our overall filing currently and in the future.

Thanks you for your correspondence noted above.

Yours very truly;
Laural Resources, Inc.

MANDI LUIS
Mandi Luis
Chief Executive Officer, President
and Director

c/c           Robert Mackay

Enclosures

INTERNAL CONTROL OVER FINANCIAL REPORTING

(Per Item 308 of Regulation S-K)

Laural Resources Inc. (the “Company”) has considered certain internal control procedures as required by the Sarbanes-Oxley (“SOX”) Section 404 A and as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act which accomplishes the following:

Internal controls are mechanisms to ensure objectives are achieved and are under the supervision of the Company’s Chief Executive Officer, Mandi Luis, and Chief Financial Officer, Robert MacKay. Good controls encourage efficiency, compliance with laws and regulations, sound information, and seek to eliminate fraud and abuse.  Management is responsible for establishing and maintaining adequate internal control over financial reporting by the Company.

The framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting are detailed below.

These internal control procedures provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control is "everything that helps one achieve one's goals - or better still, to deal with the risks that stop one from achieving one's goals."

Internal controls are mechanisms that are there to help the Company manage risks to success.

Internal controls is about getting things done (performance) but also about ensuring that they are done properly (integrity) and that this can be demonstrated and reviewed (transparency and accountability).

In other words, control activities are the policies and procedures that help ensure the Company’s management directives are carried out. They help ensure that necessary actions are taken to address risks to achievement of the Company’s objectives. Control activities occur throughout the Company, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties.

As of May 31, 2009, the management of Laural assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments.

Management concluded, during the fiscal year ended May 31, 2009, internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules.   Refer to comments below.  Management realized there are deficiencies in the design or operation of the Company’s internal control that adversely affected the Company’s internal controls which management considers to be material weaknesses.

In the light of management’s review of internal control procedures as they relate to COSO and the SEC the following were identified:

●              The Company’s Audit Committee does not function as an Audit Committee should since there is a lack of independent directors on the Committee and the Board of Directors has not identified an “expert”, one who is knowledgeable about reporting and financial statements requirements, to serve on the Audit Committee.

●              The Company has limited segregation of duties which is not consistent with good internal control procedures.

●              The Company does not have a written internal control procedurals manual which outlines the duties and reporting requirements of the Directors and any staff to be hired in the future.  This lack of a written internal control procedurals manual does not meet the requirements of the SEC or good internal control.

●              There is no effective controls instituted over financial disclosure and the reporting processes.

Management feels the weaknesses identified above, being the latter three, have not had any affect on the financial results of the Company.    Management will have to address the lack of independent members on the Audit Committee and identify an “expert” for the Committee to advise other members as to correct accounting and reporting procedures.

The Company and its management will endeavor to correct the above noted weaknesses in internal control once it has adequate funds to do so.   By appointing independent members to the Audit Committee and using the services of an expert on the Committee will greatly improve the overall performance of the Audit Committee.   With the addition of other Board Members and staff the segregation of duties issue will be address and will no longer be a concern to management.  By having a written policy manual outlining the duties of each of the officers and staff of the Company will facilitate better internal control procedures.

Management will continue to monitor and evaluate the effectiveness of the Company’s internal controls and procedures and its internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.